Nasdaq Regulation

N Nasdaq

William Slattery
Vice President
Listing Qualifications

By Electronic Mail

September 11, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 11, 2020 The Nasdaq Stock Market (the "Exchange") received from Invesco Exchange-Traded Self-Indexed Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Invesco BulletShares 2030 Corporate Bond ETF

Invesco BulletShares 2030 Municipal Bond ETF

Invesco BulletShares 2028 High Yield Corporate Bond ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery